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                                                           FOR IMMEDIATE RELEASE


                                                                AINSLIE MAYBERRY
                                               CHIEF FINANCIAL OFFICER (INTERIM)
                                                                 CONDUCTUS, INC.
                                                                    408-523-9428



           CONDUCTUS, INC. MOVES TO THE NASDAQ SMALLCAP MARKET


SUNNYVALE, CA - November 10, 1998 - Conductus, Inc. (NASDAQ: CDTS), a leading manufacturer of high-performance superconductive wireless systems, announced today that trading in its shares will move from the Nasdaq National Market to the Nasdaq SmallCap Market, effective today. The Company's common stock will continue trading under its current symbol, CDTS. Daily price quotations for its stock will continue to be available in the financial newspapers, on-line services, and in many general circulation newspapers.

     In July, the Company attended a Nasdaq hearing to discuss the Company's non-compliance with the net tangible assets requirements for continued listing on the Nasdaq National Market. On November 6, 1998, the Company was informed by Nasdaq that trading in the Company's common stock will be moved to the Nasdaq SmallCap Market.

     "We will continue to use our best efforts to maintain the maximum liquidity for our stockholders, and in that regard we are happy to retain a Nasdaq Stock Market listing. We hope that the continued growth of the Company will enable us to reapply for the Nasdaq National Market in the future," said Charles E. Shalvoy, President and CEO of Conductus, Inc.

     The Company's continued listing on the Nasdaq SmallCap Market is contingent upon its successful completion of an application and review process. This process will require the Company to file an application and listing agreement for a new listing on the Nasdaq SmallCap Market, to demonstrate compliance with all applicable continued listing criteria, and to pay all new listing fees.


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CONDUCTUS/Page 2


     Conductus, Inc., founded in 1987 and based in Sunnyvale, California, develops, manufactures and markets electronic components and systems based on superconductors for applications in the worldwide telecommunications market. For many applications, the unique properties of superconductors offer significant performance advantages over products based on conventional copper electronic components. These advantages can provide improved price/performance at the system level because of enhanced sensitivity and efficiency as well as reduced size and weight.


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The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, including statements regarding the Company's expectations, beliefs, hopes, intentions, or strategies regarding the future. Forward-looking statements include statements regarding future sales, product introduction and acceptance, market acceptance and financial stability. The Company's actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements.

Press announcements and other information about Conductus are available on the World Wide Web. Type http://www.conductus.com at the prompt.